EXHIBIT 3.3

ARTICLES OF AMENDMENT

OF THE ARTICLES OF INCORPORATION

OF

HOMEBANC CORP.

I.

The name of the Corporation is HomeBanc Corp.

II.

The Corporation’s Articles of Incorporation are hereby amended by deleting Section 5.10 in its entirety and by substituting in lieu thereof a new Section 5.10 to read as follows:

“5.10 Remedies Not Limited. The Board of Directors shall have the power to determine the application of the provisions of this Article V based on the facts known to it, and any determination by the Board of Directors pursuant to this Article V shall be conclusive and final. Nothing contained in this Article V, except Section 5.11, shall limit the authority of the Corporation’s Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its Shareholders by preservation of any election by the Corporation to be taxed as a REIT under the REIT Provisions.”

III.

The Corporation’s Articles of Incorporation are further amended by adding the following new Section 5.11, in its entirety, to read as follows:

“5.11 Settlement of Transactions. Nothing in this Article V shall preclude the settlement of transactions entered into through the facilities of the New York Stock Exchange.”

IV.

The foregoing amendment to the Articles of Incorporation was approved by the unanimous written consent of the Board of Directors and by the unanimous written consent of the shareholders of the Corporation as of May 10, 2004, in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, the undersigned has caused these Articles of Amendment of the Articles of Incorporation to be duly executed this 10th day of May, 2004.

HOMEBANC CORP.

By:	/s/ Patrick S. Flood

Patrick S. Flood